Exhibit 99.1

Bit Digital, Inc. Announces 2021 Financial Highlights

NEW YORK, April 15, 2022 /PRNewswire/ -- Bit Digital, Inc. (Nasdaq: BTBT) (the “Company”), a bitcoin mining company headquartered in New York, announced that it filed its annual report on Form 20-F for the fiscal year ended December 31, 2021 with the U.S. Securities and Exchange Commission (“SEC”) on April 15, 2021.

Fiscal Year 2021 Financial Highlights

●	Bitcoin mining revenue increased to $96.1 million from $21.1 million in fiscal year 2020, an increase of 355% year over year.

●	Net income increased to $4.9 million in fiscal year of 2021, compared to a net loss of $1.9 million in fiscal year 2020.

●	Total assets increased to $179.9 million as of December 31, 2021 from $39.9 million as of December 31, 2020, an increase of 351% year over year

●	Non-GAAP income* from operations increased to $48.1 million from $4.9 million in fiscal year 2020.

●	Non-GAAP net income** increased to $52.7 million, or $0.96 earnings per share, compared to $1.9 million, or $0.06 earnings per share in fiscal year 2020.

●	We had cash and cash equivalents of $42.4 million, and total liquidity (defined as cash and digital assets) of approximately $93.5 million, as of December 31, 2021.

●	Successfully raised $118.8 million of gross proceeds from various private placement transactions and issuance of convertible notes.

* Non-GAAP income from operations excludes the impact of depreciation of property and equipment, and share-based compensation expense.

** Non-GAAP net income excludes the impact of depreciation of property and equipment, impairment on digital assets, loss from disposal of property and equipment, and share-based compensation expense.

Fiscal Year 2021 Operational Highlights

●	The Company completed the migration of its miner fleet to North America. 100% of our fleet had exited China as of September 30, 2021 and arrived in North America as of November 17, 2021.

●	Earned 2,065.3 bitcoins from our bitcoin mining business, compared to 1,510.2 bitcoins earned in fiscal year 2020

●	Treasury holdings were 802.23 bitcoins as of December 31, 2021, compared to 262.62 bitcoins as of December 31, 2020.

●	The Company owned 27,744 bitcoin miners and 731 Ethereum miners as of December 31, 2021, with an estimated maximum total hash rate of 1.6 EH/s and 0.3 TH/s, respectively.

●	On October 7, 2021, we contracted to purchase an additional 10,000 Antminers from Bitmain under a Sales and Purchase Agreement (the “SPA”) at an estimated cost of $65 million. These miners are expected to be fully installed by June 2022 and to increase the Company’s miner hash rate by approximately 1.0 Exahash (“EH/s”).

●	As a result of the hosting agreements signed as of December 31, 2021, the Company had secured hosting capacity sufficient to complete the redeployment of its fleet in North America, with additional signed capacity to facilitate future fleet growth.

●	On December 7, 2021, the Company became a member of the Bitcoin Mining Council (“BMC”), joining MicroStrategy and other founding members to promote transparency, share best practices, and educate the public on the benefits of bitcoin and bitcoin mining.

●	Approximately 67% of our fleet’s run-rate electricity consumption was generated from carbon-free energy sources as of December 31, 2021, based on data provided by our hosts, publicly available sources, and internal estimates, demonstrating our commitment to sustainable practices in the digital asset mining industry.

Strategic Priorities

●	Successfully complete full deployment of currently-owned fleet and announced miner purchases

●	Continue progress towards our carbon-free goal and overall sustainability profile

●	Monitor and execute on attractive miner procurement opportunities

●	Evaluate and execute on new growth opportunities

Management Commentary

“In 2021, Bit Digital geographically relocated its entire bitcoin mining operation to North America, the only public miner we know of to have achieved this logistical feat. As of March 15, 2022, we had deployed approximately 39% of our fleet here in the U.S. We and our hosting partners remain focused on completing 100% redeployment, which we target for the second half of 2022.

During the year, we showed our differentiated access to procurement, securing miners both through the spot market and direct channels. Further, amidst a tight market for data center rack space, we secured a robust power pipeline to facilitate growth, with over 200 MW contracted – enough to roughly double our fleet size. We did this while continuing to demonstrate our commitment to sustainability.

Non-GAAP Income from Operations of $48.1 million increased nearly 900% year-on-year, illustrating the growth potential of our business. That this was achieved against the backdrop of fleet migration, with many miners offline, is especially powerful.

Bit Digital is excited for the year ahead, as our team explores pioneering new opportunities and continues its focus on growth.”

About Bit Digital

Bit Digital, Inc. is a bitcoin mining company headquartered in New York City. Our mining operations are located in North America. For additional information, please contact IR@bit-digital.com or visit our website at www.bit-digital.com.

Investor Notice

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks, uncertainties and forward-looking statements described under “Risk Factors” in Item 3.D of our most recent Annual Report on Form 20-F for the fiscal year ended December 31, 2021 If any material risk was to occur, our business, financial condition or results of operations would likely suffer. In that event, the value of our securities could decline and you could lose part or all of your investment. The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. In addition, our past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results in the future. Future changes in the network-wide mining difficulty rate or Bitcoin hash rate may also materially affect the future performance of Bit Digital’s production of bitcoin. Additionally, all discussions of financial metrics assume mining difficulty rates as of December 2021. See “Safe Harbor Statement” below.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of Bit Digital, Inc., and its subsidiary companies. All statements, other than statements of historical fact included herein are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects,” or similar expressions, involving known and unknown risks and uncertainties. Although the company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website at http://www.sec.gov. All forward-looking statements attributable to the company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the company does not assume a duty to update these forward-looking statements.

Note: Actual operating hash rate will vary depending on network difficulty rate, total hash rate of the network, the operations of our facilities and the status of our miners.

3